MESSAGE FROM CEO

Fellow Shareholders,

It is my pleasure to provide you with this report on 2021, a remarkable year of responsible, profitable gold production for our Company. In the face of the continuing  global environment where the outbreak of the COVID-19 pandemic has altered the way we all live and work, B2Gold and its employees have performed admirably, facing each challenge with determination and demonstrating our culture of fairness, transparency, respect and accountability. As I write this in early May 2022 and the world continues to face the ongoing impact of the COVID-19 pandemic, I hope that everyone is staying healthy and slowly returning to a safe and more ordinary way of life. Under these continuing difficult circumstances, I continue to be very proud of the way that our global team was able to meet and exceed all expectations and deliver another successful year.

Thanks to the tremendous efforts of our global workforce and the leadership of our executive and management teams, 2021 was a record year for B2Gold. We achieved record total consolidated gold production of 1,047,414 ounces (including 59,819 attributable ounces from Calibre Mining Corp. ("Calibre")), near the upper end of our revised guidance range of between 1,015,000 and 1,055,000 ounces, and well above our original guidance range of between 970,000 and 1,030,000 ounces and marking our thirteenth consecutive year of record gold production, while continuing to improve our commitment to responsible mining, with industry-leading health, safety, environmental and social responsibility accomplishments. Annual gold production from the Masbate and Otjikoto mines was an annual record of 222,227 ounces of gold and 197,573 ounces of gold, respectively, achieving near or above the upper end of their respective 2021 guidance ranges, notwithstanding the unique challenges that each operation faced due to the ongoing COVID-19 pandemic. The Fekola mine also had another strong year with annual gold production of 567,795 ounces of gold, near the upper end of its revised guidance range. Consolidated revenue from gold sales was US$1.76 billion, while cash operating costs per ounce produced remained low for the year at US$535, within our guidance range for the year and all-in sustaining costs ("AISC") for 2021 were US$888 per ounce sold, at the mid-point of our guidance range. Consolidated cash flow from operations for 2021 was US$724 million, significantly exceeding the Company's updated forecast of US$650 million.

When we were building the Fekola mine, our strategy was to fund construction with a combination of cashflow from our existing mines and a responsible amount of debt. With the Fekola mine performing at record levels, in 2020 we successfully executed the second part of our strategy and paid down the outstanding balance of our revolving credit facility. Given the strong cash flow again in 2021, we were able to return US$168 million to our shareholders by way of dividends. The Company is in an excellent financial position finishing 2021 with cash on hand of US$673 million (US$649 million as at March 31, 2022). In addition, we operate debt-free, other than approximately US$75 million in equipment loans and other lease liabilities and have a US$600 million revolving credit facility that remains undrawn and fully available. Our quarterly dividend of US$0.04 per share paid in 2021 (US$0.16 per share on an annualized basis) remains one of the highest dividend yields in the gold sector.

Throughout 2021, the Fekola mine's processing facilities continued to significantly outperform (following the successful completion of the Fekola mill expansion in September 2020) resulting in record annual throughput of 9.14 million tonnes for 2021, 18% above budget and 33% higher than 2020, and record quarterly throughput of 2.41 million tonnes in the fourth quarter of 2021, 23% above budget and 20% higher than the fourth quarter of 2020. Based on the positive results noted throughout 2021, Fekola's annualized throughput rate is now expected to average approximately 9.0 million tonnes per annum ("Mtpa") (over the long-term), based on an ore blend including fresh rock and weathered (saprolite) material.

On March 23, 2022, the Company announced an updated and significantly increased Mineral Resource estimate for the Anaconda area, comprised of the Menankoto permit and the Bantako North permit, located approximately 20 kilometres from the Fekola Mine. The updated and significantly increased Anaconda Mineral Resource estimate (as at January 11, 2022) constrained within a conceptual pit shell at a gold price of US$1,800 per ounce included an initial Indicated Mineral Resource estimate of 32,400,000 tonnes at 1.08 g/t gold for a total 1,130,000 ounces of gold, and Inferred Mineral Resource estimate of 63,700,000 tonnes at 1.12 g/t gold for 2,280,000 ounces of gold. The Mineral Resource estimate included first time reporting of 1,130,000 ounces of Indicated Mineral Resources and an increase of 1,510,000 ounces (196% increase) of Inferred Mineral Resources since the initial Inferred Mineral Resource estimate in 2017 (21,590,000 tonnes at 1.11 g/t gold, for 767,000 ounces).

In 2022, the Company has budgeted US$33 million for development of infrastructure for Phase I saprolite mining at the Anaconda area, including road construction. Based on the updated Mineral Resource estimate and B2Gold's preliminary planning, the Company has demonstrated that a pit situated on the Anaconda area could provide selective higher grade saprolite material (average grade of 2.2 g/t) to be trucked to and fed into the Fekola mill commencing as early as late 2022 at a rate of 1.5 mtpa. Subject to obtaining all necessary permits and completion of a final development plan, the trucking of selective higher grade saprolite material to the Fekola mill would increase the ore processed and annual gold production from the Fekola mill, with the potential to add an average of approximately 80,000 to 100,000 ounces per year to the Fekola mill's annual gold production. The plan to truck the selective higher grade saprolite material is not included in the Company's 2022 production guidance and the Anaconda area Mineral Resources have not been included in the current Fekola life of mine plan.

Based on the updated Mineral Resource estimate and the 2022 exploration drilling results to date, the Company has commenced a Phase II scoping study to review the project economics of constructing a stand-alone mill near the Anaconda area. Subject to receipt of a positive Phase II scoping study, the Company expects that the saprolite material would continue to be trucked to and fed into the Fekola mill during the construction period for the Anaconda area stand-alone mill.

In April 2022, the Company acquired the Bakolobi permit in Mali from a local Malian company. The Bakolobi permit is located between the Menankoto permit, to the North, and the Fekola Mine's Medinandi permit, wrapping around the latter to its south-west end, covering an area of approximately 100 km2. The acquisition of the Bakolobi permit results in the ownership by the Company of four contiguous exploration and/or exploitation permits covering 237 km2, extending from the northwestern end of the Bantako North permit and the North-East of the Menankoto permit, southwest of the Medinandi permit (Fekola Mine and Cardinal Zone) to the southeast end of the Bakolobi permit.

Following up on the positive results in the preliminary economic assessment on the Gramalote Project, which we own 50%/50% with our partner AngloGold Ashanti Limited, that we released in January 2020, we conducted extensive feasibility study work in 2020 that yielded positive preliminary results including a post-tax NPV at a 5% discount rate of USUS$483 million. Following a review of Gramalote's feasibility study work to date, B2Gold believes that there is strong potential to improve the economics of the project (economic highlights were previously released on May 4, 2021 based on the feasibility study work to date), which could be developed by revisiting the original Gramalote Project design parameters included in the existing mining permit and further optimizing project design. Review of the updated Gramalote Ridge Mineral Resource also showed that further value could be created through additional drilling of the Inferred portions of the Mineral Resource area, both within and adjacent to the designed pit. B2Gold now expects that the results of the final feasibility study for the Gramalote Project to be available by the end of the second quarter of 2022 with a final feasibility study delivered in the third quarter of 2022. If the final economics of the feasibility study are positive and B2Gold and AngloGold make the decision to develop Gramalote as an open-pit gold mine, B2Gold would utilize its proven internal mine construction team to build the mine and mill facilities and operate the mine on behalf of the Gramalote Project.

2021 was another very successful year of exploration for B2Gold as we continued exploration drilling near Fekola and the Anaconda area with a US$27 million program in Mali that focused on exploration at Bantako North in the Anaconda area, and the Cardinal and FMZ zones near the Fekola deposit which demonstrate potential for additional gold deposits within several kilometres of the Fekola mill. Exploration drilling also continued to return good results at the Otjikoto and Masbate mines, indicating the potential to expand gold resources and increase the return from those operations. In 2022, our total exploration budget of US$72 million, including a strong focus on our near mine exploration will continue with a budget of approximately US$43 million and a record US$29 million for grassroots exploration.  Years of target generation and pursuing opportunities in prospective gold regions have culminated in the Company identifying high quality targets for its grassroots exploration programs, including several new regions, such as Uzbekistan and Finland.

Despite the ongoing impacts of the COVID-19 pandemic, we once again were able to safely manage our business to achieve our goals while prioritizing the health and safety of our employees and local communities where we operate. We remain an industry leader in health, environmental and social initiatives across our operations, a continuing focus of the Company, and we are pleased to be recognized for these efforts. The Company was selected as the recipient of a number of awards in 2021, including the 2021 Most Outstanding Labour Management Cooperation for Industrial Peace recognition of the Employee Engagement Committee at the Masbate Gold Project in the Philippines, and being selected by the Namibian Revenue Authority (NamRA) to receive the taxpayer appreciation award as the second "highest revenue contributor" by our Otjikoto Mine in Namibia. Our efforts in the health, environmental and social initiatives areas will be more fully outlined in our new Responsible Mining Report which will be published in mid-year 2022, and which I encourage all of you to read.  However, in advance of that I would like to outline a few of the upcoming report's highlights.

Guided by our principles of fairness, respect, transparency and accountability, we continue to be an industry leader in health and safety, with 2021 being our sixth consecutive year without a fatality across all operations, and we reduced our Lost Time Injury ("LTI") Frequency Rate to 0.05 (LTIFR based on 200,000 hours). As at December 31, 2021, Fekola had achieved 347 days without a LTI, including completion of the Fekola mill expansion and construction of the solar plant during 2021 without an LTI. Masbate continued its remarkable safety performance, extending the number of days without an LTI to 1,136 days as at December 31, 2021. Of the Company's 4,689 employees globally, 97% are employed from the local communities in which we operate and 14% of employees are female (which percentage increases to 24% for senior positions within the Company).

B2Gold published its inaugural Climate Strategy Report in February 2022, in alignment with the Task Force on Climate-related Financial Disclosures recommendations. The Report outlines our climate risk management strategy, governance, climate risk management approach and prioritized risks, and performance data. B2Gold's updated Climate Strategy includes assessing and mitigating our physical and transitional climate-related risks, assessing and reducing our carbon footprint, setting emissions reduction targets, and keeping our stakeholders informed of our performance. In addition to the installation and commissioning of a 7-megawatt solar power plant at our Otjikoto operation, leading to the conversion of the existing power plant into one of the first fully autonomous hybrid (heavy fuel oil and solar) power plants in the world, our work towards reducing the Company's carbon footprint continues with the completion of the Fekola solar plant. The plant became fully operational in July 2021 and the fully-autonomous Fekola hybrid power plant is one of the largest off-grid facilities of its kind on the African continent and is expected to reduce the operation's heavy fuel oil consumption by approximately 13.1 million litres and keep approximately 39,000 tonnes of carbon dioxide equivalent from being released per year. B2Gold's Climate Strategy and climate action will best position us and our stakeholders to continue to thrive as society transitions to a low-carbon economy.

Subsequent to the 2021 year end, in the first quarter of 2022, we achieved quarterly consolidated gold production of over 209,365 ounces from our three producing mines, exceeding our budgeted quarterly gold production by 5%, consolidated gold revenue of US$366 million and consolidated cash flow from operations of US$107 million. In addition, we achieved total consolidated cash operating costs from our three producing mines and attributable results from Calibre in the first quarter of 2022 of US$699 per ounce produced and total consolidated AISC of US$1,036 per ounce sold, both of which were well below budget.

Looking forward to the remainder of 2022, we remain well positioned for continued strong operational and financial performance with total gold production guidance of between 990,000 and 1,050,000 ounces (including 40,000 to 50,000 of attributable production from Calibre), total consolidated cash operating costs forecast to be between US$620 and US$660 per ounce and total consolidated AISC forecast to be between US$1,010 and US$1,050 per ounce. The Company's consolidated gold production from its three operating mines is forecast to be between 950,000 and 1,000,000 ounces in 2022. The Company's 2022 production guidance does not, however, include the potential upside to increase gold production from the Fekola mill in 2022 from additional production from the Anaconda area.

Despite the monumental challenges that the ongoing COVID-19 pandemic has created worldwide and in each of the locations where the Company operates or is head-quartered, we continue to operate unimpeded. The B2Gold executive team is very proud of our employees' continued dedication and resilience and believe it is in part due to the executive team's and mine employees' years of experience in all aspects of international mining, and the Company's culture of treating all its stakeholders with fairness, respect and transparency. This successful approach is reflected again in the Company's record performance in 2021.

In conjunction with this success, we are also very mindful of the communities where we operate and continue to assist local and national governments in their efforts to respond to the COVID-19 crisis. We would like to thank all levels of government in the countries where we operate for working with us in mutually trusting relationships during these challenging times. In Mali, Namibia, the Philippines, Colombia and Canada, we provided approximately US$3 million in financial assistance to the local communities and the local and national authorities in response to the COVID-19 pandemic.

We are looking forward as the world continues to recover from the COVID-19 pandemic during the balance of 2022 and beyond and remain committed to continuing to execute on our strategic objectives, which are to continue to maximize profitable production from our mines, grow as a profitable and responsible gold producer through further advancement of our pipeline of development and exploration projects, evaluate new exploration, development and production opportunities, make accretive acquisitions, irrespective of the gold price, and continue to pay an industry leading dividend yield.  We will continue our positive efforts on all of these fronts for the benefit of all stakeholders.

In closing, I would like to express my sincere gratitude to our dedicated employees who have a track record of excellent performance and have shown incredible resolve in these challenging times.  I would also like to recognize our Directors for their guidance and support of management's vision and thank our committed executive team, who continue to impress me with their ability to lead, grow, innovate, and execute.  Finally, none of what we have accomplished over the last 13 years of dramatic growth to become a responsible, profitable, senior gold producer would have been possible without the support of you, our shareholders.  Thank you.

Yours sincerely,

B2GOLD CORP.

"Clive Johnson"

Clive Johnson

President & CEO
Founder